Exhibit 99.1

Cuit 30-70496280-7

July 27, 2021

Buenos Aires

To: Comisión Nacional de Valores (Argentine Securities and Exchange Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that Igam Uruguay Agente de Valores S.A., a subsidiary of Grupo Financiero Galicia S.A., has been authorized by the Central Bank of Uruguay to operate as a securities broker in Uruguay. Igam Uruguay Agente de Valores S.A.’s operations, including the initiation of such operations in Uruguay, are subject to compliance with certain applicable rules and regulations.

Yours faithfully,

A. Enrique Pedemonte
Attorney in law

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including with respect to matters of interpretation.

Grupo Financiero Galicia S.A. /Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina

Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com